U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMI-ANNUAL PERIOD ENDED: June 30, 2018

BridgeWell Preferred Income LP
(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Drive – Ste 200

Orlando, FL 32803

407-447-5000

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Jillian Sidoti

Trowbridge Sidoti

38977 Sky Canyon Drive – Ste 101

Murrieta, CA 92563

323-799-1342

jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

81-1588569
(I.R.S. Employer Identification Number)

Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semi-Annual Report of BridgeWell Preferred Income LP, a Florida limited partnership, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the BridgeWell Preferred Income LP Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 for the purposes of investing in mortgages secured by real estate.

As of the date of this report, the Company has sold 3,724 Limited Partnership Interests (Units) to Investors ($3.724 million).

As of June 30, 2018, the Company is invested in $3.l million in secured mortgage loan notes, and $152,675 in real estate investments. From January 1, 2018 to June 30, 2018, the Company incurred start-up costs of $72,490, and $359,413 was being held in cash at a depository insured bank as of June 30,2018.

We are not aware of any unusual events or transaction, or any new developments, that are expected to materially affect the operations of the Company, except that the Company continues to improve its operating efficiency and business practices.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million by selling Limited Partnership Interests (Units) to Investors. We expect to deploy most of the capital we raise in secured mortgage notes and income-producing real estate.

The Company does not currently have any capital commitments. Should we need more liquid capital, we have established institutional buyers for the type of secured mortgage loans that we hold.

Trend Information

We are closely monitoring the impact of rising interest rates and rates of return on the type of secured mortgage loan notes that the Company purchases. During the reporting period ending June 30, 2018, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Unudited Financial Statements

Period from January 1, 2018 to June 30, 2018 and the

Period from January 1, 2017 through December 31, 2017

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Financial Statements

BridgeWell Preferred Income LP

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BRIDGEWELL PREFERRED INCOME LP
BALANCE SHEETS (UNAUDITED)
As of June 30, 2018 and December 31, 2017

	June 30,	December 31,
	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$359,413	$43
Accounts Receivable	1,000	-
Other Current Assets:
Secured Loans	3,151,361	-
REO Advances	1,834
Total Other Current Assets	3,153,195	-
Total Current Assets	3,513,608	43
Other Assets:
Real Estate Investments	152,675
Start-up Costs	217,324	144,834
Deferred Management Fees	5,546
Deposits & Retainers	284
Total Other Assets	375,829	144,834
TOTAL ASSETS	$3,889,437	$144,877

LIABILTIES & MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Accounts Payable	$235	$6,284
Due to Related Party	109,419	75,593
Total Current Liabilities	109,654	81,877

Long-Term Liabilities:
Related Party Payable	10,000	10,000
Total Liabilities	119,654	91,877

Members' Equity	3,769,783.00	50,000.00

TOTAL LIABILTIES & MEMBERS' EQUITY	$3,889,437	$141,877

The accompanying notes are an integral part of these financial statements.

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BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2018 and 2017

	2018	2017
Revenues:
Note Interest	$35,575	$-
Total Revenues	35,575	-
Operating Expenses:
Servicing Fees	6,787	-
Warehouse Funding Fees	450	-
Warehouse Credit Line Interest	2,007	-
Total Operating Expenses	$9,244	$-

Net Income	$26,331	$-

The accompanying notes are an integral part of these financial statements.

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BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities
Net Income	$26,331	-
Adjustments to reconcile net income to net cash used in operating activities:
Changes in operating assets & liabilities:
(Increase)/Decrease in Account Receivable	(1,000)	-
(Increase)/Decrease in Secured Mortgage Loans	(2,922,276)	-
(Increase)/Decrease in Property Investments	(229,085)	-
Increase/(Decrease) in Accounts Payable	(6,049)	-
Increase/(Decrease) in Due to BridgeWell Capital, Servicer	23,446	-
Increase/(Decrease) in Due to Preferred Income Manager	5,546	-
Net cash Used in Operating Activities	(3,103,087)	-

Cash Flows from Investing Activities
Adjustments to reconcile net income to net cash used in investing activities:
Changes in operating assets & liabilities:
(Increase)/Decrease in Real Estate Investments	(152,675)	-
(Increase)/Decrease in Start-Up Costs	(72,491)	(52,089)
(Increase)/Decrease in Deferred Management Fees	(5,546)	-
(Increase)/Decrease in Deposits and Retainers	(284)	277
Net cash Used in Investing Activities	(230,996)	(51,812)

Cash Flows from Financing Activities
Adjustments to reconcile net income to net cash used in financing activities:
Changes in operating assets & liabilities:
Increase/(Decrease) in Advance - Preferred Income Manager	-	10,000
Increase/(Decrease) in Member Equity - Class "A"	3,724,836	-
Increase/(Decrease) in Member Equity - Class "B"	-	40,000
(Increase)/Decrease in Distributions to Class "A" Members	(31,383)	-
Net cash Used in Financing Activities	3,693,453	50,000

Net Change in Cash	359,370	(1,812)

Cash at Beginning of Period	43	5,000
Cash at End of Period	$359,413	$3,188

The accompanying notes are an integral part of these financial statements.

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BridgeWell Preferred Income LP

Notes and Additional Disclosures to the Financial Statements

For the period from November 14, 2016, (inception) ending December 31, 2016

BRIDGEWELL PREFERRED INCOME FUND, LP NOTES TO THE FINANCIAL STATEMENTS As of June 30, 2018

Note 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BridgeWell Preferred Income Fund LP (the "Company"), managed by Preferred Fund Manager, LLC ("PFM" or the "Manager"), was formed on January 25, 2016 under the laws of Florida. The Company was organized to invest in income-generating real estate and real estate-backed mortgage notes.

As of June 30, 2018, the Company has invested primarily in mortgage loans secured by mortgages issued to home remodelers, landlords, builders, developers, private and commercial real estate investors who purchase or refinance both commercial and residential real estate properties that they intend to hold as rental property or for resale. The mortgage loan investments have primarily been short-term in duration, from 1 to 5 years. The purpose of the loans is primarily "bridge" loans. The loans held by the Company on June 30, 2018 average approximately $142,000, and have an average loan-to-after- repaired value under 80%. The average yield rate on loans acquired by the Company is in excess of 10% APR. The Company continues to develop a bridge- to-perm mortgage loan program. The loans acquired by the Company have been primarily originated by Bridgewell Capital LLC, an affiliated company to the Manager, pursuant to a set of underwriting guidelines approved by management. Bridgewell Capital LLC is also servicing the loans pursuant to a Master Note Servicing Agreement.

Operations have been conducted throughout the United States. The Company commenced principal operations on or about March 1, 2018 and began generating revenues at that time. The Company has successfully raised over $3 million in this first semi-annual period. The Company has not worked with a national broker dealer and has not paid any commissions or committed to any annual trail fees through June 30, 2018.

General Company Provisions

The Company is managed by PFM, the managing member. The rights, duties and powers of the managing member are governed by the Company operating agreement.

PFM acting alone has the power and authority to act for and bind the Company.

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Term and Offering of the Company

The Company will continue in perpetuity unless PFM chooses to dissolve it.

Management's Plan to Achieve Profitability

As of June 30, 2018, the Company generated $35,575 in revenue and $9,244 in operating expenses.

Basis of Presentation and Use of Estimates

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Fair value measurements are further discussed in Note 4.

Management Fees

PFM is charging the Company an annual fee of 1.00% of the average monthly total assets under management, and will receive profit sharing of 100.00% of distributable cash available after the payment of the 7.00% preferred return to investors.

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Income Truces

The Company, with the consent of its member, has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are truced on their proportionate shares of the Company's trueable income. As a partnership, the Company is also not subject to Florida corporate income true. Therefore, no provision or liability for federal or Florida income truces has been included in these financial statements.

The Company's income true returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2018, income true returns have been filed with federal, state and local governmental authorities for the true periods ending December 31, 2016 and 2017. The Company had not commenced operations during those filing periods, therefore the Company generated no profit and subsequently there was no true liability for the Members.

NOTE 2 - COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

The Company has been successful in raising significant capital, in acquiring a sufficient amount of performing note investments at yield rates above 10% APR, and in establishing operating procedures that provide for continued Company profitability.However, there can be no assurance that theCompany will continue to successfully raise new capital and operate profitably.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

NOTE 4 - FAIR VALUE MEASUREMENTS

Due to its short-term nature, the carrying value of cash approximates its fair value at June 30, 2018.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2018, there are no current matters that would have a material effect on the Company's financial position or results of operations and the Company is not involved with any litigation.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 30, 2018, the date the financial statement was available to be issued, and there were no events to report.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BridgeWell Preferred Income LP

Date: October 1, 2018	By:	/s/ John E. Parrett
John E. Parrett
Manager of Preferred Fund Manager, LLC

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